Changes in Affiliates (New Affiliate)

POSCO-South Asia Co., Ltd. is a new affiliate company of the POSCO Group. Posco owns 100 percent of the total issued and outstanding shares of POSCO-South Asia Co., Ltd.

Company to be affiliated:

• Company Name: POSCO-South Asia Co., Ltd.

• Total Assets (KRW): 7,747,600,000

• Total Shareholders’ Equity (KRW): 7,747,600,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 7,747,600,000

• Current total number of affiliated companies: 130